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                   SECURITIES AND EXCHANGE COMMISSION


                        Washington, D.C.  20549




                               FORM 11-K




             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


              For the Fiscal Year Ended December 31, 1993




             CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

                        (Full title of the Plan)



                          CERIDIAN CORPORATION
                         8100 34th Avenue South
                         Minneapolis, MN  55425

                (Name and address of principal executive
              office of the issuer of the securities held
                         pursuant to the Plan)


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                           Ceridian Corporation

                         Personal Investment Plan



 Index to Financial Statements, Schedules, and Exhibits


 Financial Statements                                   Page Number

 Independent Auditors' Report                                2

 Statement of Net Assets Available for Benefits
  with Fund Information as of December 31, 1993              3

 Statement of Net Assets Available for Benefits
  with Fund Information as of December 31, 1992              4

 Statement of Changes in Net Assets Available for
  Benefits with Fund Information for the Year Ended
   December 31, 1993                                         5

 Notes to Financial Statements -
   December 31, 1993 and 1992                               6-10


 Supplemental Schedules

 Schedule 1 - Item 27a - Schedule of Assets Held
                for Investment Purposes                      11

 Schedule 2 - Item 27d - Reportable Transactions             12


 Exhibits

 Exhibit 23 - Consent of Independent Auditors                14




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                      INDEPENDENT AUDITORS' REPORT


 The Board of Directors and
 the Retirement Committee
 Ceridian Corporation:

 We have audited the accompanying statements of net assets available for benefits with fund information of the Ceridian Corporation Personal Investment Plan (the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information as of December 31, 1993 and 1992, and the changes in net assets available for benefits with fund information for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

 Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         KPMG Peat Marwick

 Minneapolis, MN
 June 8, 1994

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

                          CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
              Statement of Net Assets Available for Benefits With Fund Informati
                                        December 31, 1993
                                     (Dollars in thousands)

                        Ceridian     New       Int'l     Capital    Prime      New                Equity
                         Stock    Horizons     Stock    Apprec'n   Reserve    Income  Balanced    Income        Loan
                          Fund      Fund        Fund       Fund      Fund      Fund     Fund      Fund          Fund      Total

Investments
  Ceridian Corporation
    Common Stock       $  5,823   $    --    $    --    $    --   $    --   $    --  $    --     $    --   $    --       $ 5,823

  T. Rowe Price Funds        --    17,644       3,995     1,850    19,592    12,546    1,389      29,995        --        87,011

  Loans Receivable
    from Participants        --        --          --        --        --        --       --          --         2,546     2,546

  Total Investments       5,823    17,644       3,995     1,850    19,592    12,546    1,389      29,995         2,546    95,380

Cash                          3        --          --        --        --        --       --          --            --         3

Employer Contributions
  Receivable                 48       143          61        32       145        87       27         232            --       775

Net Assets Available
  for Benefits         $  5,874   $17,787     $ 4,056   $ 1,882   $19,737   $12,633  $ 1,416     $30,227      $  2,546   $96,158



 See accompanying notes to financial statements.








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

                          CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
              Statement of Net Assets Available for Benefits with Fund Informati
                                        December 31, 1992
                                     (Dollars in thousands)

                                      Control
                           Ceridian    Data       New     Int'l    Capital    Prime      New               Equity
                             Stock    Systems   Horizons  Stock    Apprec'n   Reserve   Income  Balanced   Income    Loan
                              Fund   Stck Fund    Fund     Fund     Fund       Fund      Fund     Fund      Fund     Fund   Total

Investments
 Ceridian Corporation
    Common Stock           $ 4,900   $    --   $    --    $    --  $    --   $    --  $    --   $    --  $    --  $    --  $ 4,900

 Control Data Systems, Inc.     --       678        --         --       --        --       --        --       --       --      678
  Common Stock

 T. Rowe Price Funds            --        --    14,274        822      832    22,349   12,752       548   26,065       --   77,642

 Loans Receivable
   from Participants            --        --        --         --       --        --       --        --       --    2,759    2,759

  Total Investments          4,900       678    14,274        822      832    22,349   12,752       548   26,065    2,759   85,979

 Cash                            7         1        --         --       --        --       --        --       --      --         8

 Employer Contributions
   Receivable                   65        --       195         21       31       233      164        14      380      --     1,103

 Net Assets Available
    for Benefits           $ 4,972   $   679   $14,469    $   843  $   863   $22,582  $12,916   $   562  $26,445  $ 2,759  $87,090



 See accompanying notes to financial statements.



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

                           CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
          Statement of Changes in Net Assets Available for Benefits with Fund In
                                For the Year Ended December 31, 1993
                                       (Dollars in thousands)

                                      Control
                           Ceridian    Data       New     Int'l    Capital    Prime      New               Equity
                             Stock    Systems   Horizons  Stock    Apprec'n   Reserve   Income  Balanced   Income    Loan
                              Fund   Stck Fund    Fund     Fund     Fund       Fund      Fund     Fund      Fund     Fund   Total

Participant Contributions  $    530  $     --  $  1,608  $   365   $   355   $ 2,458  $ 1,106   $   231  $ 2,948  $   --   $ 9,601

Employer Contributions           99        --       298       90        63       337      202        48      521      --     1,658

Net Appreciation
 (Depreciation) on Fair
 Market Value of
 Investments Including
 Realized Gains (Losses)      1,112       199       546      639       138        --      344        83    1,777      --     4,838

Investment Income
  Dividends                      --         2     2,507       90        71       520      832        43    2,182      --     6,247
  Interest                       --        --        --       --        --        --       --        --       --     168       168

Total Additions               1,741       201     4,959    1,184       627     3,315    2,484       405    7,428     168    22,512

Withdrawals by Participants     530        62     1,956      339       163     3,989    2,007       229    4,035     134    13,444

Net Increase prior to
interfund transfers           1,211       139     3,003      845       464      (674)     477       176    3,393      34     9,068

Interfund Transfers            (309)     (818)      315    2,368       555    (2,171)    (760)      678      389    (247)       --

Increase (Decrease) in
 Net Assets Available
  for Benefits                  902      (679)    3,318    3,213     1,019    (2,845)    (283)      854    3,782    (213)    9,068

Net Assets Available
 for Benefits, Beginning
  of Year                     4,972       679    14,469      843       863    22,582   12,916       562   26,445   2,759    87,090

Net Assets Available for
 Benefits, End of Year     $  5,874   $    --   $17,787  $ 4,056   $ 1,882   $19,737  $12,633   $ 1,416  $30,227 $ 2,546   $96,158







 See accompanying notes to financial statements.


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                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                        Notes to Financial Statements
                         December 31, 1993 and 1992

  (1)  Summary of Significant Accounting Policies

       (a)  Basis of Presentation

            The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)  Custodian of Investments

            Under the terms of a trust agreement between T. Rowe Price
            Trust Company (the "Trustee") and Ceridian Corporation (the
            "Company"), the Trustee holds, manages, and invests in the funds selected by the Company's Retirement Committee to be available for investment by participants under the Ceridian
            Corporation Personal Investment Plan (the "Plan"). The Trustee carries its own banker's blanket bond in excess of $50,000,000 insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

       (c)  Investments

            Investments are stated at their approximate fair market value.
            Investments in the Company's common stock are valued at prices published in the New York Stock Exchange Composite Transaction listing. Investments in Control Data Systems, Inc. common stock are valued at prices published in the National
            Association of Securities Dealers Automated Quotations listing.
            Investments in the other funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount plus accrued interest which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

       (d)  Costs and Expenses

            All costs and expenses of administering the Plan are paid by the Company and adopting affiliates.







                                         - 6 -

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                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                        Notes to Financial Statements
                         December 31, 1993 and 1992

  (2)  Description of the Plan

       The Plan is a defined contribution plan, qualified under Section
       401(k) of the Internal Revenue Code, which allows eligible participants to direct the employer to contribute a portion of the employee's compensation to the plan on a pre-tax basis through payroll deductions. Participation is limited to Company employees who are U.S. citizens or resident aliens paid under the U.S.
       domestic payroll system and have completed 900 hours of service within a twelve month eligibility period. The Plan is administered by the Retirement Committee of Ceridian Corporation (the "Company"), which is appointed by the Chief Executive Officer of the Company.
       The Plan is subject to the provisions of the Employee Retirement
       Income Security Act of 1974 ("ERISA").

  (3)  Participant Accounts and Vesting

       The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contribution and allocations of any Company contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their contributions and Company contributions, plus actual earnings thereon; therefore, there are no forfeitures.

  (4)  Contributions

       Participants may direct the Company to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations.
       During 1993, the Plan limited contributions on behalf of highly compensated participants to 5% before and 6% after May 1. The limitation under the Internal Revenue Code for 1993 was $8,994 for the total participant contribution during the Plan year. In addition, for 1993, the Company made basic monthly matching contributions totalling $883,000 and declared a year-end performance matching contribution of $775,000. The basic monthly matching contributions were determined on the basis of 25% of the participant directed contribution, up to a maximum of 3% of compensation in each pay period and required no performance objective. The year-end performance matching contribution resulted from the achievement of certain Company economic performance criteria and amounted to 25% of the participant-directed contribution during 1993, up to a maximum of 3% of compensation, for participants who were employees on December 31, 1993.


                                         - 7 -


                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                        Notes to Financial Statements
                         December 31, 1993 and 1992

  (5)  Withdrawals

       Participants, who are still employed by the Company, may only withdraw from their account for "financial hardships," as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted in the event of termination of employment, retirement or death.

  (6)  Loans

       Participants may borrow up to 50 percent of their before-tax account balance. Any loan must be in a multiple of $100, at least $1,000, and not more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than five short-term (one to five years) loans and one long-term (six to ten years) loan outstanding. Effective January 1, 1994, the number of short-term loans permitted to be outstanding at one time is two.
       The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Plan Trustee maintains a loan receivable account for any participant with an outstanding loan.

  (7)  Control Data Systems Stock Fund

       On July 14, 1992, the Company declared a dividend distribution consisting of one share of the common stock of its wholly owned subsidiary, Control Data Systems, Inc., for every four shares of the Company's common stock held of record at the close of business on July 29, 1992. The Trustee transferred the stock dividend valued at $1,011,544 from the Ceridian Stock Fund to the Control Data Systems Stock Fund. Participants were not allowed to direct contributions or make transfers to the Control Data Systems Stock Fund. All funds in the Control Data Systems Stock Fund were withdrawn or transferred to another investment option by July 29, 1993 and the Fund was then closed.












                                         - 8 -
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                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                        Notes to Financial Statements
                         December 31, 1993 and 1992

  (8)  Description of Investment Programs

       The participant may direct contributions, in multiples of ten percent, to any or all of the funds:

       (a) Ceridian Stock Fund - Funds are invested in common stock of Ceridian Corporation. Funds representing fractional shares remain in cash or short-term accounts.

       (b) New Horizons Fund - This is a T. Rowe Price mutual fund which primarily invests in common stock of emerging growth companies to seek long-term growth of capital.

       (c) International Stock Fund - This is a T. Rowe Price mutual fund which invests in stocks and bonds of established non-U.S. issuers for long-term growth of capital and income.

       (d) Capital Appreciation Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks and related securities to maximize capital appreciation.

       (e) Prime Reserve Fund - This is a T. Rowe Price money market mutual fund.

       (f) New Income Fund - This is a T. Rowe Price mutual fund which invests in investment-grade corporate and government debt securities to provide the highest level of income over time, consistent with preservation of capital.

       (g) Balanced Fund - This is a T. Rowe Price mutual fund which invests in a diversified portfolio of common stocks and bonds to provide current income, capital appreciation, and preservation of capital.

       (h) Equity Income Fund - This is a T. Rowe Price mutual fund which invests primarily in dividend paying common stocks to provide growth of share value and high dividend income.













                                         - 9 -

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                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                        Notes to Financial Statements
                         December 31, 1993 and 1992

  (9)  Number of Participants

       The number of participants in each investment program as of December 31, 1993 and 1992 is as follows:

                                               1993       1992

           Ceridian Stock Fund                 2,141      2,570
           Control Data Systems Stock Fund    Closed      2,484
           New Horizons Fund                   1,953      1,881
           International Stock Fund              715        268
           Capital Appreciation Fund             474        279
           Prime Reserve Fund                  2,529      2,390
           New Income Fund                     1,667      1,998
           Balanced Fund                         418        156
           Equity Income Fund                  2,624      2,756

       The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one of the funds.

  (10) Income Tax Status

       The Plan has received a favorable determination letter of tax qualification dated March 7, 1984, from the Internal Revenue Service. The Plan administrator believes the Plan, subsequently amended, continues to qualify under the provisions of Section 401(a) of the Internal Revenue Code, and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. Contributions to the Plan will not be included in the participant's taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant's portion of earnings from the investments made with contributions under the Plan, generally are not taxable until distributed or withdrawn.

  (11) Party-in-interest

       T. Rowe Price Trust Company, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transaction under ERISA section 408(b).








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

                                                                 Schedule 1

                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN
                     Item 27a - Schedule of Assets Held
                           for Investment Purposes
                              December 31, 1993
                           (Dollars in thousands)

                                      Shares or            Fair Market
         Description                  Face Value    Cost      Value

  Ceridian Stock Fund
  Ceridian Corporation Common Stock*  306,484    $  4,883  $  5,823


  T. Rowe Price Mutual Funds**

  New Horizons Fund                 1,091,831      15,940    17,644

  International Stock Fund            328,566       3,454     3,995

  Capital Appreciation Fund           146,162       1,742     1,850

  Prime Reserve Fund               19,592,329      19,592    19,592

  New Income Fund                   1,357,763      11,959    12,546

  Balanced Fund                       115,537       1,317     1,389

  Equity Income Fund                1,801,488      26,923    29,995

  Loan Fund
  Loans Receivable from Participants      ---       ---     2,546
  (Range of interest rates 5.8%
    to 11.5%)

                                                 $ 85,810  $ 95,380

 *Represents party-in-interest.

**The Plan invests in T. Rowe Price mutual funds through T. Rowe Price
  Trust Company, which is a party-in-interest.

See Independent Auditors' Report









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


                                                                 Schedule 2


                CERIDIAN CORPORATION PERSONAL INVESTMENT PLAN

                     Item 27d - Reportable Transactions

                 Series of Transactions in the Same Security

                        Year Ended December 31, 1993


    Identity of Party        Total          Total
        Involved/         Dollar Value   Dollar Value     Net Gain
  Description of Asset    of Purchases     of Sales       or (Loss)

  T. Rowe Price
    New Horizons Fund*    $ 8,259,722    $ 5,435,385      $ 396,948

  T. Rowe Price
    Prime Reserve Fund*     7,463,950     10,220,276            ---

  T. Rowe Price
    Equity Income Fund*     9,107,425      6,954,462        691,216

  T. Rowe Price
     New Income Fund*       3,487,155      4,037,824        190,408

Note: The number of purchases and sales represented by these reportable transactions is not available from the Plan's trustee.

*Since these transactions are with T. Rowe Price Trust Company, the Plan's trustee, they are with a party-in-interest.


  See Independent Auditors' Report

















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                                  SIGNATURE



       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     CERIDIAN CORPORATION
                                     PERSONAL INVESTMENT PLAN


  Date: June 9, 1994
                                By:  /s/John A. Haveman
                                     John A. Haveman
                                     Secretary for the Ceridian
                                       Corporation Retirement Committee

































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